Exhibit 6.2

SALES AGENCY AGREEMENT

Contract Date: May 24, 2023

Parties:

“PW”	Planet Wealth, Inc., a Delaware corporation 1416 Sweet Home Road, Suite 9b, Amherst, NY 14228 Email: info@planetwealth.com

“Agent”	Chris Corica 1416 Sweet Home Road, Suite 9b, Amherst, NY 14228 Email: chris@planetwealth.com

Premises:

A.	PW owns and operates the Planet Wealthtm website, on which Users may obtain information and purchase services and goods relating to capital formation and investment.

B.	PW has determined to engage independent sales agents as its marketing facility for a period ending no sooner than July 31, 2025, and is organizing a network of sales agents to attract Users to the Planet Wealthtm website (the “Sales Agents”).

C.	Agent wishes to serve as a Sales Agent for PW, and PW is willing to so engage Agent, on the terms and conditions set forth herein.

Agreement:

1.	Definitions. As used herein, the following terms will have the following meanings:

a.	“Attributable Net Revenue” means Net Revenue derived by PW from its delivery of goods or services to Commissionable Users.

b.	“Attributed User” means a User whose entry of the Planet Wealthtm website and registration as a User originated by a link from the website of Agent or whose registration as a User was otherwise primarily attributable to Agent’s influence.

c.	“Commissionable User” means an Attributed User or a Derivative User or a Referred Agent User.

d.	“Derivative User” means a User whom the PW Attributor identifies as having been introduced to PW by an Attributed User.

e.	“Net Revenue” means gross revenue (measured on an accrual basis in accordance with generally accepted accounting principles) less discounts, refunds, and incremental cost of goods sold or services rendered.

f.	“Products and Services” means products and services offered for sale by PW from time to time to assist a User in organizing a vehicle and documentation suitable for use in a securities offering or in carrying out an offering of securities. As of the Contract Date, Products and Services include PW LaunchPro, a suite of Turnkey Offerings, tools for developing a Form C and related offering materials for use in an offering of securities pursuant to Regulation Crowdfunding, KYC/AML services, transfer agent services and escrow services. Products and Services do not include any product or service provided in exchange for a commission or other form of success fee or fee contingent on the results of an offering.

g.	“PW Attributor” means the software system employed by PW as configured from time to time to identify and provide data regarding Commissionable Users.

h.	“Referred Agent” means a sales agent introduced to PW by Agent pursuant to the criteria defined in Section 3 of this Agreement.

i.	“Referred Agent User” means a User commissionable to a Referred Agent as an attributed user.

j.	“Turnkey” means an interface available to some or all Users on the PW Website that enables a User to generate a set of documents suitable for use by the User in making an offering of securities under a specific exemption from the registration requirement in Section 5 of the Securities Act of 1933.

k.	“Turnkey Vertical” means a Turnkey designed for Users intending to engage in a specific class of business.

l.	“User” means an individual or entity that has registered with PW to acquire goods and/or services available for use or purchase on the Planet Wealthtm website.

2.	Association. PW hereby appoints Agent to serve as a Sales Agent. In that position, Agent will endeavor to persuade potential investors and/or potential issuers to register as Users (the “Agency Services”). In performing the Agency Services, Agent will comply with the following principles:

a.	Accuracy. Agent shall not make any representation regarding the services or goods provided by PW that is not accurate in all material respects, and shall not promise or guarantee any specific result from use of PW Products or Services.

b.	Sophistication. Agent shall not recommend that any person register as a User unless Agent reasonably believes that person has sufficient knowledge and experience concerning business and investment to enable the person to make reasonable and ethical decisions regarding use of the goods and services provided on the Planet Wealthtm website.

c.	Content. Agent shall use and deliver to prospects only such written content as has been prior-approved in writing by PW as to accuracy of content and by counsel for PW as to legality of content. The copyright for all written content created by Agent or under contract for Agent shall be retained by Agent regardless of the extent of editing by PW.

d.	Disclosure. Agent shall disclose in writing to each prospective User that Agent is compensated by PW for referring prospective Users to PW. Such disclosure shall be made on such documents and in such a format that a reasonably careful viewer of the content provided by Agent will observe it.

e.	Regulations. Agent shall perform all services pursuant to this Agreement in compliance with all applicable laws, including the laws of the United States of America, the laws of any state within the United States with jurisdiction over Agent’s activities, and the laws of any other nation with jurisdiction over Agent’s activities. Without limiting the obligation imposed by the previous sentence, Agent will be specifically responsible for insuring that its Services meet the requirements set forth by the U.S. Federal Trade Commission in its “Guides Concerning the Use of Endorsements and Testimonials in Advertising” (16 C.F.R. 225; commonly referred to as the Endorsement Guides).

f.	Branding. Agent shall not identify the PW Products or Services by any brandname, tradename or trademark, other than those used by the Company in the marketing of the Planet Wealthtm website.

g.	Independence. Agent shall be an independent contractor, and not the employee, joint venturer, or partner of PW for any purposes whatsoever. Agent shall be solely responsible for payment of taxes related to the receipt of any compensation under this Agreement. Agent shall bear all costs and liabilities related to the conduct of its business, including the wages of any employees, the payment of appropriate compensation to its agents or contractors, and its expenses incurred in connection with performance under this Agreement, none of which expenses shall be the direct or indirect responsibility of PW.

3.	Referred Agents. Agent is hereby authorized to solicit individuals and entities to serve as Sales Agents for PW. Upon receiving a prospect’s indication of interest in serving as a Sales Agent, Agent shall deliver to PW the contact information and a resume for the prospect. Agent shall not make any commitment with a prospect on behalf of PW; but PW shall have full discretion as to whether to appoint a prospect as a Sales Agent. A prospect will become a Referred Agent when PW and the prospect sign a Sales Agency Agreement.

4.	Compensation.

a.	Fee. On the tenth day (or first business day thereafter) of each month (a “Payment Date”), PW shall pay to Agent a cash fee (the “Fee”). The Fee shall be based upon the Attributable Net Revenue recorded during the preceding month and shall be determined in accordance with the following table, in which columns B and C show the percentage of Attributable Net Revenue payable to Agent with respect to Net Revenue yielded by each class of Users, Column “B” representing Attributed Users; Column “C” representing Derivative Users; and Column “D” representing Referred Agent Users:

	B	C	D
Attributable Net Revenue:	50%	50%	5%

b.	Payment in Kind. By giving written notice at least five business days prior to any Payment Date, Agent may opt to receive up to fifty percent (50%) of the Fee payable on that Payment Date in shares of PW common stock. Agent’s written notice exercising the option shall include (i) the percentage of the Fee that Agent wishes to receive in kind and (ii) the In-Kind Price. The “In-Kind Price” by which the number of shares to be issued shall be measured will be the greater of (x) One Dollar ($1.00) per share or (y) if a public market for PW shares exists, the closing bid price on the date PW receives the notice. The Agent’s right to receive payment in kind pursuant to this paragraph 4(b) shall terminate on the Payment Date following the first anniversary of the Contract Date.

c.	Rejected Orders. PW monitors User’s use of Products and Services for compliance with government regulations and PW’s policies. PW reserves the right to reject any User’s offer to purchase Products or Services, whether from non-compliance with regulations and policies or for any other reason. PW shall have no liability to Agent for Fee payments on account of a User’s offer to purchase Products or Services that is rejected by PW.

d.	Credits and Refunds. In the event that PW has previously paid Agent a Fee on a sale to a User whose account is subsequently entitled to a credit or refund, an amount of the prior paid Fee proportionate to the credit or refund will be deducted from Agent’s outstanding or future accrued fees.

5.	Records; Dispute Resolution.

a.	Agent Website. Agent shall maintain one or more websites for the purpose of marketing Products and Services (the “Agent Website(s)”). Promptly after the execution of this Agreement, Agent will identify the Agent Website to PW, and Agent will cooperate with PW in embedding a link from Agent Website to the Planet Wealthtm website suitable for the purposes described in this Section.

b.	Attribution by PW. At all times during the Term of this Agreement, PW shall maintain the PW Attributor or an alternative technological method of identifying the website from which its Users access the Planet Wealthtm website and register as Users, and shall aggregate Users that initially access and register on the Planet Wealthtm website from any Agent Website. PW shall maintain the aforesaid records regarding each Commissionable User in readable form for no less than three years after the registration with PW of such User.

c.	Attribution by Agent. At all times during the Term of this Agreement, Agent shall maintain a technological method of recording the use of a link from each Agent Website to the Planet Wealthtm website. Agent shall maintain such records with respect to each Attributed User in readable form for no less than three years after the registration with PW of such User.

d.	Commissionable Users List. Within thirty days after the Contract Date, PW shall create and install on its records system a Commissionable Users List, which shall identify Attributed Users, Derivative Users and Referred Agent Users by class on a real-time basis and record on a monthly basis Attributable Net Revenue derived from each Commissionable User. PW shall provide Agent 24/7 access to the Commissionable Users List, which shall include a comments function that will permit Agent to propose edits to the Attributed Users List. Within ten business days after each such proposal, PW shall accept or reject the proposal, failing which the proposal shall be deemed accepted on the eleventh day. Accepted proposals shall be integrated with the Commissionable Users List by PW on the first business date after which they are accepted.

e.	Dispute Resolution – Users. PW has designated ____________________ to serve as Arbiter of User Disputes (“AUD”). The AUD has no affiliation or business relationship with PW. If the AUD resigns, PW will appoint a replacement AUD, who shall have no affiliation with PW, and will notify Agent of the identity of the replacement AUD. Either Party may refer to the AUD for resolution any one or more disagreement(s) regarding the content of the Commissionable User List. The AUD shall solicit from the Parties such information as the AUD considers relevant to resolution of the dispute, and shall render a decision in writing delivered to, and binding upon, the Parties. The AUD shall designate a Party responsible for payment of the AUD’s compensation for each dispute or may determine that responsibility be shared by the Parties.

f.	Arbitration of Disputes. Except as otherwise specifically provided in this Section 5, any controversy, dispute, or claim between the Parties arising out of, in connection with, or in relation to the formation, negotiation, interpretation, performance or breach of this Agreement shall be submitted to JAMS, Inc. (hereafter, the “Arbitration Service”) and shall be settled exclusively by arbitration, before a single-member arbitration panel. This agreement to resolve any disputes by binding arbitration shall extend to claims against any parent, subsidiary or affiliate of each Party, and, when acting within such capacity, any officer, director, member, employee or agent of each Party, or of any of the above, and shall apply as well to claims arising out of state and federal statutes and local ordinances as well as to claims arising under the common law. Arbitration shall be the exclusive remedy for determining any such dispute, whether in tort, contract or otherwise, regardless of its nature. Arbitration shall be governed by the Comprehensive Arbitration Rules and Procedures (or similar commercial arbitration rules) of the Arbitration Service.

6.	PW Covenants.

a.	Business Opportunity Turnkey. PW is developing a Business Opportunity Turnkey exclusively for use by PW’s sales agents. Agent shall be entitled to a single use of the components of the Business Opportunity Turnkey, free of charge. Said entitlement will terminate upon the termination of this Agreement.

b.	Support. PW will provide Agent with such marketing materials as PW utilizes to market its Products and Services. PW will also make personnel available during normal business hours to consult with Agent regarding technical and financial feasibility of proposals and other matters related to use of PW’s Products and Services. PW will provide reasonable customer support to all Commissionable Users, both with respect to creation of offering materials and with respect to post-offering services provided by PW.

c.	Price List. Prior to the execution of this Agreement, PW delivered to Agent PW’s retail price list for Products and Services. PW agrees that it will not change any of the retail prices on the list without giving Agent sixty (60) days prior written notice of the change.

d.	Reseller Site. PW shall provide Agent with design and development services provided by PW’s CIO for the purpose of building a website for use in Agent’s delivery of the Agency Services. The CIO shall provide no more than one hundred hours of services and shall deliver the services on a schedule that permits the CIO to fulfill his other obligations to PW on a timely basis.

e.	Exclusive Markets. PW hereby grants Agent the exclusive right among PW’s Sales Agents to enter into joint marketing arrangements with franchisors and with franchise associations. PW shall also grant Agent such exclusive rights with respect to a second class of marketing organizations, which class PW and Agent shall determine. In the event that Agent develops Turnkey Verticals for use in one or both of its exclusive marketing arrangements, PW will reimburse Agent for all reasonable legal fees incurred.

7.	Limited Warranties to Agent; Indemnification by PW.

a.	PW warrants that the products offered for sale on the Planet Wealthtm website will be free from material defect. However, PW’s sole obligation for any breach of this limited warranty shall be, in PW’s sole option, (a) to repair the defect or (b) to refund the purchase price. PW further warrants that (a) it is the owner of or has licenses in the technology utilized on the Planet Wealthtm website, and (b) it is not aware of any third party patents or trademarks that would be infringed by the use of PW products by a User.

b.	THE FOREGOING LIMITED WARRANTIES ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, BY PW INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTY OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

c.	PW will indemnify and hold Agent harmless from any third party claims arising from a breach of any of the foregoing warranties.

8.	Assignment. Agent may assign its rights and responsibilities under this Agreement to any entity in which no less than two-thirds of the equity is owned by Agent or members of Agent’s immediate family or trusts for the benefit of members of Agent’s family, provided that Agent remains responsible for managing the entity. Except as set forth in the preceding sentence, neither this Agreement nor any right or responsibility under this Agreement may be assigned by a Party hereto without the written consent of the other Party.

9.	Protection of Business.

a.	Confidential Information. Agent acknowledges that the following information, except to the extent that it is generally available to the public, is the property of PW, and Agent agrees that PW has a protectable interest in such “Confidential Information” as a result of PW’s investment in developing the information and the damage that disclosure would cause to PW’s business and competitive interests:

●	PW’s member lists;

●	Any database of information accumulated by PW;

●	the contact information for the personnel of PW’s clients and contractors;

●	the source code for PW’s Products and Services;

●	PW’s financial condition;

●	PW’s results of operations;

●	PW’s plans for Products and Services; and

●	PW’s plans for acquisitions, joint ventures, or other business alliances.

Therefore, Agent agrees that Agent shall not (during the Term of this Agreement or at any time within one year of the Termination Date of this Agreement) disclose, furnish or make accessible to any unauthorized person or use for his own or any third party’s purposes any Confidential Information without the consent of PW, unless and to the extent that the aforementioned matters: (a) become or are generally known to and available for use by the public other than as a result of the acts or omissions of Agent or any other person with an obligation for non-disclosure to PW, or (b) are required to be disclosed by judicial process or law (provided that Agent shall give prompt advance written notice of such requirement to PW to enable PW to seek an appropriate protective order or confidential treatment, to the extent such notification is not prohibited by law).

b.	Non-Competition. As further protection of PW’s Confidential Information, Agent covenants that during the Term of this Agreement, Agent shall not provide services to or for the benefit of any Person that markets products or services that are competitive with Products or Services marketed by PW.

c.	Independence of Agent Business. Except to the extent of duties arising from Agent’s covenants and undertakings in this Agreement, Agent will be independent of PW. In particular, and for the sake of clarity, PW acknowledges that PW shall be entitled to no share of any revenue derived from business transactions between Agent and Users, including business transactions ancillary to User’s registration as such.

10.	Termination.

a.	Either Party may terminate this Agreement at will by giving written notice to the other Party, except that PW may not terminate this Agreement without Cause prior to the second anniversary of the Contract Date. Written notice of termination given by Agent to PW shall be effective upon receipt. Written notice of termination given by PW to Agent shall be effective thirty (30) days after receipt by Agent.

b.	Either Party may terminate this Agreement in the event of a material breach of this Agreement (i.e. terminate for Cause) by notice to Agent setting forth the nature of the breach and a description of the facts underlying the breach sufficient to identify the breach. This Agreement shall terminate thirty (30) days from the date of Agent’s receipt of such notice unless the breach is cured within that period to the reasonable satisfaction of the non-breaching parties.

c.	Termination of the Agreement with Cause shall terminate all rights and obligations hereunder except claims or causes of action that have accrued prior to the termination. Termination of the Agreement without Cause shall terminate all rights and obligations except (a) accrued claims or causes of action and (b) the right of Agent to receive and the obligation of PW to pay the Fee pursuant to Section 4 hereof, which shall continue for two years after the effective date of termination.

11.	Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be the mailing addresses set forth on the first page of this Agreement or such email address of the Party as has been provided to other Party for this purpose, or at such other mailing address and/or email address as the recipient Party has specified by written notice given to the other Party at least three (3) business days prior to the effectiveness of such change.

12.	Governing Law; Jurisdiction. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each Party irrevocably consents to the exclusive jurisdiction of any court within Erie County, New York (except for purposes of enforcing a judgment), including, federal courts with concurrent jurisdiction. Each Party waives any objection to venue or inconvenience of the forum in any such court.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date recited above.

PLANET WEALTH, INC.

By:	/s/ Lance Woodson	/s/ Chris Corica
	Lance Woodson, Corporate Secretary	CHRIS CORICA